Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

April 24, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Lincoln Benefit Life Company (“Registrant”)
Registration Statements on Form S-1

Members of the Commission:

The above-referenced Registrant filed five Registration Statements on Form S-1 on April 2, 2018.

As requested, I represent that the disclosures included in the following Registration Statements on Form S-1 do not make any material change to existing disclosures, except those changes contemplated by Rule 485(b) of the Securities Act of 1933 as would apply in the context of Form S-1. The Supplement dated April 30, 2018 filed as part of the registration statements includes updated information regarding the Registrant’s operations for the year ended December 31, 2017.

As such, if these Registration Statements on Form S-1 pertained to a registered investment company subject to Rule 485 under the Securities Act of 1933, they would be eligible for filing under Rule 485(b) without regard to Rule 485(b)(3) or Rule 485(b)(4).

File No. 333-224094
File No. 333-224095
File No. 333-224097
File No. 333-224099
File No. 333-224100

Please call me at (203)653-3897 if you have any questions.

Very truly yours,

/s/Megan Curoe
Megan Curoe
Assistant Secretary, AVP, Legal & Compliance